AB 3/13

07003996

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mufson Howe Hunter & Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

1717 Arch Street, Suite 3230
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Romeo, CPA (215) 569-2113
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name)*

Two Penn Center Plaza, Suite 820 (Address) Philadelphia (City) PA (State) 19102-1732 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED
FEB 28 2007
WASH. D.C. 156 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. James T. Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mufson Howe Hunter & Partners LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ROSEMARY T. FITZPATRICK, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 26, 2009

J. T. Hunter
Signature

Treasurer
Title

Rosemary T. Fitzpatrick
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Mufson Howe Hunter & Partners LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC (a Delaware Limited Liability Corporation) as of December 31, 2006, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of MHHP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 19, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER [1]	Mufson Howe Hunter & Partners LLC	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-66587 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 89,447	200			$ 89,447	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]		295				
B. Other		300	$ 9,018	550	[7] 9,018	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities [4]		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ 21,846						
B. At estimated fair value		440	16,166	610	16,166	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	7,060	735	7,060	930
12. **TOTAL ASSETS** [5]	$ 89,447	540	$ 32,244	740	$ 121,691	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	46,751	1205		1385	46,751	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 46,751	1230	$	1450	$ 46,751	1760

Ownership Equity

21. Sole proprietorship	15 $		1770
22. Partnership (limited partners 11 $ [1020])		74,940	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury	16	( )	1796
24. TOTAL OWNERSHIP EQUITY	$	74,940	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	121,691	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 74,940	3480
2.	Deduct ownership equity not allowable for Net Capital 19			( )	3490
3.	Total ownership equity qualified for Net Capital			74,940	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 74,940	3530
6.	Deductions and/or charges: 17				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 32,244	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(32,244)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions 20			$ 42,696	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities 18		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 42,696	3750

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital pursuant to Rule 15c3-1.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	3,117	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	37,696	3770
15 Excess net capital at 100% (line 10 less 10% of line 19) 22			$	38,021	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. liabilities from Statement of Financial Condition			$	46,751	3790
17. Add:					
A. Drafts for immediate credit 21	$ -	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810			
C. Other unrecorded amounts (List)	$ -	3820	$	-	3838
19. Total aggregate indebtedness			$	46,751	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ➀ by line 10)			%	109	3750
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%		3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from 24 01/01/06 [3932] to 12/31/06 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	25	3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts	(6,464)	3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	936,161	3975
8.	Other revenue		3995
9.	Total revenue	929,697	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11.	Other employee compensation and benefits	27 420,796	4115
12.	Commissions paid to other broker-dealers		4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	1,755	4195
15.	Other expenses	458,255	4100
16.	Total expenses	$ 880,806	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 48,891	4210
18.	Provision for Federal income taxes (for parent only)	28 -	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above	-	4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)	-	4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles	-	4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 48,891	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (8,007)	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$ 47,630	4240
	A. Net income (loss)			48,891	4250
	B. Additions (includes non-conforming capital of	29	4262)	86,000	4260
	C. Deductions (includes non-conforming capital of		4272)	(107,581)	4270
2.	Balance, end of period (From item 1800)			$ 74,940	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30	$	4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 4600	4601	4602	4603	4604	4605
33 4610	4611	4612	4613	4614	4615
34 4620	4621	4622	4623	4624	4625
35 4630	4631	4632	4633	4634	4635
36 4640	4641	4642	4643	4644	4645
37 4650	4651	4652	4653	4654	4655
38 4660	4661	4662	4663	4664	4665
39 4670	4671	4672	4673	4674	4675
40 4680	4681	4682	4683	4684	4685
41 4690	4691	4692	4693	4694	4695

TOTAL $ 42 0 4699
OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

MUFSON HOWE HUNTER & PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 48,891
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
Warrants received in lieu of fee payments	(35,191)
Net change in net realized value of warrants	6,464
(Increase) decrease in	
Fees receivable	3,982
Other assets	(1,476)
Increase (decrease) in	
Accounts payable and accrued expenses	7,871
Net cash provided by operating activities	30,541
CASH FLOWS FROM INVESTING ACTIVITIES	
Net capital withdrawal	(9,020)
Net decrease in cash	21,521
CASH	
Beginning of year	67,926
End of year	$ 89,447
NON-CASH INVESTING AND FINANCING TRANSACTIONS	
Warrants received in lieu of fee payments	$ 35,191
Warrants distributed to members	$(12,561)

See accompanying notes

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mufson Howe Hunter & Partners LLC (***"MHHP"***) is a wholly-owned subsidiary of Mufson Howe Hunter & Company LLC (***"MHHC"***). MHHP is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

MHHP provides investment banking services to its clients located mainly in the Mid-Atlantic region of the United States. These services include raising capital, providing consulting services for merger and acquisition transactions and providing strategic advice to growth companies and companies in transition.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash and receivables. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit. Receivables are substantially from clients in the Mid-Atlantic region of the United States. MHHP does not require collateral to support accounts receivable.

Fees Receivable

Fees receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management estimates that losses, if any, on outstanding balances will be immaterial, based on its assessment of the financial condition and relationships with its clients.

Investments

Other investments consist of warrants to purchase common stock. There are no quoted market prices available for these warrants and, therefore, they are stated at cost.

Revenue Recognition

Investment banking and other financial advisory fees generally consist of retainers and success fees. Retainers are recognized as revenue in accordance with the terms of the engagement and success fees are recognized as revenue predominantly when the transaction is completed or closed. Expenses associated with such transactions are recognized as incurred.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred and amounted to $4,150 in 2006.

Income Taxes

MHHP is a limited liability company and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

(2) OTHER INVESTMENTS

At December 31, 2006, MHHP had warrants to purchase 43,691 shares of stock in one of MHHP's clients. These warrants are not traded on any exchange and there are no quoted market prices available. As of December 31, 2006, these warrants have been written down to $16,166, their estimated realizable value, which was determined by the Black Sholes option pricing model. The amount of the write-down of $6,464 has been charged to operations in 2006.

(3) COMMITMENTS

At present, MHHC is a holding company and all business is conducted through MHHP. Consequently, MHHP and MHHC have agreed that MHHP is responsible for substantially all of the operating expenses incurred by either entity. MHHC entered into a non-cancelable operating lease for the offices of MHHC and MHHP. This lease expires in July 2012 and requires MHHC to pay monthly its proportionate share of the operating expenses of the building. The future minimum rent payments under this lease are as follows: $123,423 in 2007; $126,481 in 2008; $129,540 in 2009; $132,598 in 2010; $135,657 in 2011 and $80,613 in 2012. MHHC and MHHP entered into a rent allocation agreement whereby MHHP has agreed to make all required payments of the aforementioned lease. This agreement is a one-year agreement which renews automatically at the beginning of each year unless amended by mutual consent of the parties.

MHHC has also entered into five operating leases for office equipment which expire through December 2009. MHHP has agreed to assume 100% of the costs associated with these leases. Base lease and usage expenses in connection with these leases was $51,014 for the year ended December 31, 2006. The future minimum lease payments in connection with these leases are as follows: $48,422 in 2007; $19,919 in 2008 and $7,691 in 2009.

Furthermore, MHHC has entered into two licensing agreements for database access which expire through November 2007. MHHP has agreed to pay all costs associated with these agreements. The expense associated with these agreements was $64,922 for the year ended December 31, 2006. The guaranteed payments due under these agreements are $16,500 due in 2007.

(4) REGULATORY REQUIREMENTS

MHHP is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, MHHP had net capital of $42,696, which was $37,696 in excess of its required net capital of $5,000.

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Mufson Howe Hunter & Partners LLC
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Mufson Howe Hunter & Partners LLC (*"MHHP"*), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by MHHP including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MHHP does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the MHHP in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of MHHP is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MHHP has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MHHP's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 19, 2007

END